As filed with the Securities and Exchange Commission on September 27, 2021.

Registration No. 333-257745

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LUMIRADX LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(345) 640-0540

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

LumiraDx, Inc.

221 Crescent Street. 5th Floor

Waltham, MA 02453

Telephone: 1 888-586-4721

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Edwin M. O’Connor Laurie A. Burlingame Paul R. Rosie Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 Telephone: (617) 570-1000	Ian Lopez Warren S. de Wied Fried, Frank, Harris, Shriver & Jacobson (London) LLP 100 Bishopsgate London EC2N 4AG United Kingdom Telephone: +44 20 7972 9600	Anna-Lise Wisdom Appleby (Cayman) Ltd 71 Fort Street, PO Box 190 Grand Cayman, KY1-1104 Telephone: +1 345 949 4900	David Ni Alexander B. Temel Joshua DuClos Sidley Austin LLP 787 7th Avenue New York, NY 10019 Telephone: (212) 839-5430

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Agreement and Plan of Merger described in the included proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

EXPLANATORY NOTE

This Post-effective Amendment No. 1 (this “Amendment”) to LumiraDx Limited’s Registration Statement on Form F-4 (Registration No. 333-257745) originally filed with the Securities and Exchange Commission on July 7, 2021, as amended by Amendment No. 1 filed August 20, 2021, Amendment No. 2 filed August 27, 2021, and Amendment No. 3 filed September 1, 2021, is being filed for the sole purpose of amending the exhibit index to include Exhibit No. 10.20 filed herewith. Accordingly, this Amendment consists only of the cover page, this explanatory note, Part II of the Registration Statement, the signature page to the Registration Statement and Exhibit 10.20 filed herewith. The proxy statement/prospectus contained in the Registration Statement is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime. The Amended and Restated Articles of LumiraDx Limited (“LumiraDx”) provide that each of its executive officers or directors shall be indemnified out of its assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or executive officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of LumiraDx’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning LumiraDx or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as Exhibit 10.4 to this registration statement, LumiraDx will agree to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling LumiraDx under the foregoing provisions, LumiraDx has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description

2.1**	Agreement and Plan of Merger, dated as of April 6, 2021, by and among LumiraDx Limited, LumiraDx Merger Sub, Inc., and CA Healthcare Acquisition Corp. (included as Annex A-1 to the proxy statement/prospectus)

2.2**	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 19, 2021, by and among LumiraDx Limited, LumiraDx Merger Sub, Inc., and CA Healthcare Acquisition Corp. (included as Annex A-2 to the proxy statement/prospectus)

2.3**	Amendment No. 2 to the Agreement and Plan of Merger, dated as of August 27, 2021, by and among LumiraDx Limited, LumiraDx Merger Sub, Inc., and CA Healthcare Acquisition Corp. (included as Annex A-3 to the proxy statement/prospectus)

3.1**	Memorandum and Articles of Association of LumiraDx Limited, as currently in effect

3.2**	Form of Amended and Restated Memorandum and Articles of Association of LumiraDx Limited (to be adopted upon the completion of the Merger) (included as Annex B to the proxy statement/prospectus)

3.3**	Certificate of Incorporation of CAH

4.1**	Specimen Unit Certificate of CAH

4.2**	Specimen Class A Common Stock Certificate of CAH

4.3**	Specimen Warrant Certificate of CAH

4.4**	Form of Amended and Restated Warrant Agreement to be entered into at Closing by and among Continental Stock Transfer & Trust Company, LumiraDx Limited and CAH

4.5**	Specimen Common Share Certificate of LumiraDx Limited

4.6**	Specimen Ordinary Share Certificate of LumiraDx Limited

4.7**	Specimen Warrant Certificate of LumiraDx Limited (included in Exhibit 4.4 as Exhibit A)

4.8**	Sponsor Agreement, dated as of April 6, 2021, by and among CAH, Sponsor and the CAH Initial Stockholders

4.9**	Amendment to the Sponsor Agreement, dated as of August 19, 2021, by and among CAH, Sponsor and the CAH Initial Stockholders

4.10**†	Company Holders Support Agreement, dated as of April 6, 2021, by and among LumiraDx Limited and certain existing equityholders of LumiraDx Limited

4.11**	Form of Amended and Restated Registration Rights Agreement to be entered into at Closing by and among LumiraDx Limited, CAH, Sponsor and the other parties named therein.

4.12**	Warrant Instrument in Respect of Warrants to Subscribe for Ordinary Shares in LumiraDx Limited, dated as of October 3, 2016, issued by the Company to certain warrant holders

4.13**	Form of Warrant Instrument in Respect of Warrants to Subscribe for Ordinary Shares in LumiraDx Limited, dated as of September 20, 2019, issued by the Company to certain warrant holders

4.14**	Convertible Loan Instrument, dated as of October 15, 2019, by and between LumiraDx Limited and Wilmington Trust SP Services (London) Limited as trustee

4.15**	Form of Convertible Loan Note (included in exhibit 4.12 as Schedule 1)

4.16**	Convertible Loan Instrument, dated as of July 1, 2020, by and between LumiraDx Limited and Wilmington Trust SP Services (London) Limited as trustee

4.17**	Form of Convertible Loan Note (included in exhibit 4.14 as Schedule 1)

4.18**	Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, dated as of July 1, 2020, issued by the Company to certain warrant holders

4.19**	Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, dated as of November 6, 2020, issued by the Company to Jefferies Finance LLC

4.20**	Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, dated as of January 20, 2021, issued by the Company to Silicon Valley Bank

4.21**	Form of Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in LumiraDx Limited, to be entered into between LumiraDx Limited and BPCR Limited Partnership and Biopharma Credit Investments V (Master) LP

4.22**	Amended and Restated Company Holders Support Agreement, by and among LumiraDx Limited and certain existing equityholders of LumiraDx Limited

5.1**	Opinion of Appleby (Cayman) Ltd as to the validity of the LumiraDx Limited ordinary shares and LumiraDx Limited warrants to be issued.

8.1**	Tax Opinion of Sidley Austin LLP

10.1**#	LumiraDx Limited Consultants’ and Non-Employees’ Option Scheme

10.2**#	LumiraDx Limited Unapproved Option Scheme with U.S. Appendix

10.3**#	Form of LumiraDx Limited 2021 Stock Option and Incentive Plan

10.4**	Form of Indemnification Agreement by and between LumiraDx Limited and each of its directors and executive officers

10.5**†	Amended and Restated Cooperation Agreement, dated as of October 17, 2019, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation

10.6**†	Note Purchase Agreement, dated as of October 17, 2019, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation, and the Unsecured Subordinated Promissory Note issued thereunder

10.7**†	Grant Agreement, dated as of November 5, 2019, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation, as amended

10.8**†	Grant Agreement, dated as of October 6, 2020, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation

10.9**†	Exclusivity Agreement, dated as of August 3, 2018, by and between LumiraDx Limited and CVS Pharmacy, Inc.

10.10**†	Purchase Agreement, dated August 14, 2020, by and between LumiraDx Inc. and CVS Pharmacy, Inc.

10.11**†	Manufacturing Services Agreement, dated as of October 18, 2017, by and between the LumiraDx UK Limited and Flextronics Medical Sales and Marketing, Ltd., as amended by the Affiliate Adoption Agreement No. 2, dated as of January 17, 2020

10.12**	Assignation and Variation, dated as of October 28, 2015, by and among LumiraDx Limited, Alere Technologies Limited and The Ashtenne Industrial Fund LP, as amended by Minute of Variation and Extension of Lease, dated as of October 16, 2019, by and between LumiraDx Limited and The Ashtenne Industrial Fund LP

10.13**	Standard Industrial/Commercial Multi-Tenant Lease, dated as of July 29, 2016, by and between LumiraDx Limited and South Cedros Associates, LLC, as amended by Lease Modification and Extension, dated as of June 2, 2020, by and between the Registrant and South Cedros Associates, LLC

10.14**	Loan Agreement, dated as of March 23, 2021 by and among LumiraDx Investment Limited, as borrower, LumiraDx Limited, as a credit party and issuer of the warrants thereunder, LumiraDx Group Limited, as a credit party and parent, BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP, as lenders and BioPharma Credit PLC, as collateral agent

10.15**†	Grant Agreement, dated as of November 7, 2020, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation

10.16**	Intercreditor Agreement, dated as of March 29, 2021, by and among, inter alia, LumiraDx Limited, BioPharma Credit PLC, Wilmington Trust SP Services (London) Limited and certain subsidiaries of LumiraDx Limited

10.17**	Registration Rights Agreement, dated as of August 8, 2018, by and between the Registrant and the investors named therein

10.18**	Registration Rights Agreement, dated as of November 30, 2020, by and between the Registrant and the investors named therein.

10.19**#	Form of LumiraDx Limited 2021 Employee Stock Purchase Plan

10.20#	Aegle Care (Holdings) Limited EMI Option Scheme

21.1**	List of subsidiaries of LumiraDx Limited

23.1**	Consent of KPMG LLP, independent registered accounting firm for LumiraDx Limited

23.2**	Consent of Marcum LLP, independent registered accounting firm for CA Healthcare Acquisition Corp.

23.3**	Consent of Appleby (Cayman) Ltd (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page to the initial filing of the Registration Statement).

99.1**	Form of Proxy Card for Special Meeting.

**	Previously filed
#	Indicates a management contract or compensatory plan.
†	Portions of this exhibit (indicated by brackets and asterisks) have been omitted in accordance with the rules of the SEC.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

•	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

•

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

•	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

•

to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned

•

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on the 27th day of September, 2021.

LUMIRADX LIMITED

By:	/s/ Ron Zwanziger
Name: Title:	Ron Zwanziger Chief Executive Officer, Chairman and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Ron Zwanziger		September 27, 2021
Ron Zwanziger	Chief Executive Officer, Chairman and Director (Principal Executive Officer)

/s/ Dorian LeBlanc		September 27, 2021
Dorian LeBlanc	Chief Financial Officer and Vice President, Global Operations (Principal Financial Officer and Principal Accounting Officer)

*		September 27, 2021
Jerry McAleer	Director

*		September 27, 2021
Dave Scott	Director

*		September 27, 2021
Donald Berwick	Director

*		September 27, 2021
Bruce Keogh	Director

*		September 27, 2021
Lu Huang	Director

*		September 27, 2021
Lurene Joseph	Director

*		September 27, 2021
Gerald Chan	Director

NAME	POSITION	DATE

*		September 27, 2021
Troyen A. Brennan	Director

*		September 27, 2021
George Neble	Director

LumiraDx, Inc.
By:	/s/ Ron Zwanziger	Authorized Representative in the United States
Name: Title:	Ron Zwanziger Chief Executive Officer, Chairman and Director

* Pursuant to Power of Attorney

By:	/s/ Ron Zwanziger
Name:	Ron Zwanziger
Title:	Attorney-in-Fact

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